Exhibit 99.1

SMART Appoints David B. Sutcliffe to its Board of Directors

New director adds industry and board experience

CALGARY, Alberta — June 22, 2011 — SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, announces the appointment of David B. Sutcliffe to its board of directors. Mr. Sutcliffe is a recognized technology industry executive whose career spans three decades across various executive functions. As CEO of a public company for six years and now a corporate director, Mr. Sutcliffe currently holds board positions with Sierra Wireless Inc., a provider of mobile broadband modems, and Ballard Power Systems Inc., a global leader in fuel cell technology. Mr. Sutcliffe will chair the corporate governance and nominating committee and sit on the audit and compensation committees.

Along with his work on corporate boards, Mr. Sutcliffe is active with British Columbia Social Venture Partners and has worked with several associations and industry organizations. Mr. Sutcliffe holds the ICD.D certification from the Institute of Corporate Directors.

“We are very pleased to welcome David to SMART’s board of directors,” said David Martin, SMART’s Executive Chairman. “David has experience as a CEO in creating and selling world-class products to global markets. His industry-relevant background and board experience is a great addition to our board.”

“I’m delighted to be joining the board of a leading collaboration solutions company,” said David Sutcliffe. “I believe SMART is uniquely positioned to leverage growth opportunities in both the education and business sectors, and I look forward to making a contribution to the company’s global success.”

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that transform the way the world works and learns. We believe that collaboration and interaction should be easy. As the global leader in interactive whiteboards, we bring more than two decades of collaboration research and development to a broad range of easy-to-use, integrated solutions that free people from their desks and computer screens, so collaborating and learning with digital resources are more natural.

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For more information, contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 403.407.5088

E-mail MarinaGeronazzo@smarttech.com

smarttech.com

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SMART Appoints David B. Sutcliffe to its Board of Directors

© 2011 SMART Technologies. The SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies Inc. in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.